Exhibit 99.3

8 – 555 Robson Street
Vancouver, British Columbia
Canada V6B 3K9

Monique Mercier	604 697-8017 Telephone
Senior Vice- President, Chief Legal Officer	604 437-8560 Facsimile
and Corporate Secretary

October 18, 2012

Alberta Securities Commission

British Columbia Securities Commission

L’Autorité des marchés financiers

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Saskatchewan Securities Commission

Securities Commission of Newfoundland

Toronto Stock Exchange

TELUS CORPORATION

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to a vote at the class meeting of non-voting shares and general meetings of TELUS Corporation (the “Company”) held on October 17, 2012.  The report on the voting results is as follows:

MOTION VOTED ON AT THE CLASS MEETING OF HOLDERS OF NON-VOTING SHARES TO CONSIDER THE ARRANGEMENT

1.                                       Approval of the arrangement resolution in the form set out in Appendix A to the management information circular dated August 30, 2012

A poll was conducted with respect to the above.  The motion passed with 127,013,409 votes cast in favour and 639,086 votes cast against.

MOTION VOTED ON AT THE GENERAL MEETING OF HOLDERS OF COMMON SHARES TO CONSIDER THE ARRANGEMENT

2.                                       Approval of the arrangement resolution in the form set out in Appendix A to the management information circular dated August 30, 2012

A poll was conducted with respect to the above.  The motion passed with 81,060,235 votes cast in favour and 47,751,327 votes cast against.

MOTIONS VOTED ON AT THE GENERAL MEETING OF HOLDERS OF COMMON SHARES TO CONSIDER THE RESOLUTIONS SET FORTH IN A SHAREHOLDER REQUISITION FROM CDS& CO.

3.                                       Special resolution authorizing an amendment to Article 9 of the Company’s Articles to add a minimum exchange ratio of 1.08 Non-Voting Shares for each Common Share

A poll was conducted with respect to the above.  The motion failed with 47,764,409 votes cast in favour and 81,047,154 votes cast against.

4.                                       Special resolution authorizing an amendment to Article 9 of the Company’s Articles to add a minimum exchange ratio of 1.0475 Non-Voting Shares for each Common Share, in the event the special resolution adding a minimum exchange ratio of 1.08 Non-Voting Shares fails

A poll was conducted with respect to the above.  The motion failed with 47,764,409 votes cast in favour and 81,047,154 votes cast against.

5.                                       If both special resolutions fail, an advisory resolution recommending that the Board of Directors adopt a minimum exchange ratio of 1.08 Non-Voting Shares for each Common Share

A poll was conducted with respect to the above.  The motion failed with 47,758,295 votes cast in favour and 81,052,183 votes cast against.

6.                                       If both special resolutions fail and the first advisory resolution fails, an advisory resolution recommending that the Board of Directors adopt a minimum exchange ratio of 1.0475 Non-Voting Shares for each Common Share

A poll was conducted with respect to the above.  The motion failed with 47,758,295 votes cast in favour and 81,053,268 votes cast against.

TELUS CORPORATION

“Monique Mercier”
Monique Mercier
Senior Vice-President, Chief Legal Officer
and Corporate Secretary